O-22399

03004708

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K @

AMENDED

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Waypoint Retirement Savings Incentive Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Waypoint Financial Corp.
235 North Second Street
P.O. Box 1711
Harrisburg, PA 17105-1711

REQUIRED INFORMATION

Attached hereto is the audited Financial Statement for the year ending December 31, 2001 and including information required for submission on Form 11-K. Amended to reflect lack of updated consent of Arthur Andersen, LLP.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WAYPOINT RETIREMENT SAVINGS INCENTIVE PLAN

Date: January 9, 2003

By: David C. Walters
David C. Walters
Senior V.P. Waypoint Bank, Trustee

KPMG

WAYPOINT
RETIREMENT SAVINGS INCENTIVE PLAN

Financial Statements and Supplemental Schedules

December 31, 2001

(With Independent Auditors' Report Thereon)

WAYPOINT
RETIREMENT SAVINGS INCENTIVE PLAN

Table of Contents

KPMG

Suite 301
1869 Charter Lane
Lancaster, PA 17601

Independent Auditors' Report

To the Plan Administrator
Waypoint
Retirement Savings Incentive Plan:

We have audited the accompanying statement of net assets available for benefits of Waypoint Retirement Savings Incentive Plan (the Plan) as of December 31, 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements and the schedules as listed in the accompanying table of contents are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and the changes in net assets available for plan benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules, listed in the accompanying table of contents to the financial statements are presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

October 4, 2002

ANDERSEN

Report of independent public accountants

To the Plan Administrator of Waypoint
Retirement Savings Incentive Plan:

We have audited the accompanying statements of net assets available for benefits of Waypoint Retirement Savings Incentive Plan as of December 31, 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

Except as explained in the following two paragraphs, we conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As permitted by 29 CFR 2520.103-8 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, investment assets held by Fleet National Bank, the trustee of the Plan, and transactions in those assets were excluded from the scope of our audit of the Plan's 1999 financial statements, except for comparing the information provided by the trustee, which is summarized in Note 2, with the related information included in the financial statements.

Because of the significance of the information that we did not audit, we are unable to, and do not, express an opinion on the Plan's financial statements as of December 31, 1999. The form and content of the information included in the 1999 financial statements, other than that derived from the information certified by the trustee, have been audited by us in accordance with auditing standards generally accepted in the United States and, in our opinion, are presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

In our opinion, the financial statements referred to above, of Waypoint Retirement Savings Incentive Plan as of December 31, 2000, and for the year then ended present fairly, in all material respects, the net assets available for benefits of Waypoint Retirement Savings Incentive Plan as of December 31, 2000, and the changes in the net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

Lancaster, Pennsylvania
October 15, 2001

The report above is a copy of a previous report and has not been reissued by Arthur Andersen LLP.

Risk Relating to the Lack of an Updated Consent of Arthur Andersen LLP

The statement of assets available for benefits of Waypoint Retirement Savings incentive Plan as of December 31, 2000 included in this Report on Form 11-K was audited by Arthur Andersen LLP. We have not been able to obtain, after reasonable efforts, the written consent of Arthur Andersen LLP to the inclusion of their report in this Report on Form 11-K, and we have dispensed with the requirement to file their consent in reliance on Rule 437a promulgated under the Securities Act. Because Arthur Andersen LLP has not consented to the inclusion of its report in this Report on Form 11-K, your ability to assert claims against Arthur Andersen LLP may be limited. In particular, because of this lack of consent, you will not be able to sue Arthur Andersen LLP under Section 11(a)(4) of the Securities Act for any untrue statements of a material fact contained in, or an omission to state a material fact required to be stated in, the financial statements audited by Arthur Andersen LLP that are included in this Report on Form 11-K.

WAYPOINT

RETIREMENT SAVINGS INCENTIVE PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2001 and 2000

	2001	2000
Assets:		
Non-interest bearing cash	$ 7,961	$ 50,649
Investments at fair market value	7,864,142	7,234,871
Contributions receivables	72,286	—
Other receivables	13,728	—
Total assets	7,958,117	7,285,520
Liabilities:		
Other liabilities	10,599	—
Net assets available for benefits	$ 7,947,518	$ 7,285,520

See accompanying notes to financial statements.

WAYPOINT BANK

RETIREMENT SAVINGS INCENTIVE PLAN

Statement of Changes in Net Assets Available for Plan Benefits

For the Year Ended December 31, 2001

Additions:		
Interest and dividends	$	201,251
Contributions-		
Employee		1,448,679
Employer		541,999
Rollovers		359,027
Total additions		2,550,956
Deductions:		
Net depreciation in fair value of investments		735,514
Benefits paid to participants		1,084,676
Administrative expenses		68,768
Total deductions		1,888,958
Net increase		661,998
Net assets available for benefits:		
Beginning of year		7,285,520
End of year	$	7,947,518

See accompanying notes to financial statements.

WAYPOINT
RETIREMENT SAVINGS INCENTIVE PLAN

Notes to Financial Statements

December 31, 2001

(1) Description of the Plan:

The following description of Waypoint Retirement Savings Incentive Plan (the Plan) provides only general information. Participants should refer to the plan document and summary plan description for a more complete description of the Plan's provisions.

(a) *General*

The Plan is a defined contribution plan covering all employees of Waypoint Bank, Waypoint Service Corporation and Waypoint Brokerage Services, Inc. (the Company) who have completed six months and 1,000 hours of service and are age 21 or older. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

During 2001, Waypoint Bank replaced Fleet National bank as trustee and Fidelity Investments as custodian; Retirement Direct replaced Invesmart as recordkeeper.

(b) *Contributions*

Participants may contribute up to 15 percent of their covered compensation or tax limit of $10,500 in 2001 and 2000. The Company provides a matching contribution of 50% of employee contributions up to an employee contribution of 6% (a maximum matching contribution of 3%).

(c) *Participant Accounts*

Each participant's account is credited with the participant's contribution and an allocation of the Company's contribution and plan earnings. Allocations are based on participants' account balances.

(d) *Vesting*

Participants are immediately vested in their voluntary contributions and any earnings on those contributions. Vesting in the remainder of their accounts is based upon years of service. A participant is 100 percent vested with six or more years of credited service and partial vesting begins after two years of credited service, as shown below:

Years of service	Vesting percentage
0 - 1 year	0%
2	20%
3	40%
4	60%
5	80%
6 or more years	100%

Forfeitures of terminated participants' nonvested accounts are used to pay a portion of the employer matching contribution for the plan year for the remaining participants. Unutilized forfeitures as of December 31, 2001, were $24,074 and are invested in the SEI Stable Value fund at year-end. Forfeitures are included in investments at fair market value in the accompanying statement of net assets available for plan benefits. These forfeitures are not participant directed investments.

In the event of death, disability or when the participant reaches age 65, the participant's account becomes 100 percent vested, regardless of years of service.

(e) Investments

The Plan's investments are stated at fair market value and unrealized appreciation or depreciation of the assets is based on the market value of the assets at the beginning of the year or at the date of purchase, if purchased during the current year. Securities traded in public markets are valued at their quoted market prices. Purchases and sales of securities are reflected on a trade-date basis.

The Plan provides for investments which, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

The descriptions of the investment funds available to the plan participants as of December 31, 2001 are as follows:

Fidelity Puritan Fund – This fund primarily invests in high-yielding securities such as common stocks, preferred stocks and bonds.

Franklin Small Cap Growth A Fund – This fund primarily invests in equity securities of companies with market capitalization of less than $1.0 billion.

Heartland Value Plus Fund – This fund primarily invests in equity securities of companies with market capitalizations of less than $300 million.

Loomis Sayles Bond Fund – This fund primarily invests in investment-grade debt securities, preferred stocks, and international securities.

Putnam Vista A Fund – This fund primarily invests in stocks, debt securities, convertible securities, and warrants.

Putnam International Growth Class A Fund – This fund primarily invests in common stocks of mid-sized and large companies outside the United States.

Commercial Union Stable Value Fund – This fund primarily invests in equities and debt securities.

Vanguard Intermediate – Term Bond Index Fund – This fund seeks to replicate the performance of the Lehman Brothers 5 – 10 year Government/Corporate Bond index.

Janus Worldwide Fund – This fund invests primarily in foreign and domestic common stocks.

Tweedy Browne Global Value Fund – This fund seeks long-term growth of capital and invests primarily in equity securities with a focus on foreign issues.

Royce Low-Priced Stock Fund – This fund invests 65% of assets in common stock and convertibles and 35% in debt rated as low as BBB.

Excelisor Value & Restructuring Fund – This fund normally invests 65% of assets in companies management expects to benefit from restructuring and redeployment of assets.

Vanguard 500 Index Fund – This fund seeks investment results that correspond with the price yield performance of the S&P 500 Index.

Brown Capital Management Small Company Fund – This fund normally invests at least 70% of assets in equities issued by companies with total operating revenues of $250 million or less.

Fidelity Mid-Cap Stock Fund – This fund normally invests at least 65% of assets in equity securities issued by companies with medium-sized market capitalization and up to 35% of assets in debt securities.

Janus Growth & Income Fund – This fund invests in any combination of equity and fixed income securities, provided that at least 25% of assets are maintained in securities selected for growth potential, and at least 25% of assets are invested in securities selected for current income.

SEI Stable Value Fund – This fund primarily invests in collateralized guaranteed investment contracts to enhance credit quality and diversification.

California Investment S&P Mid-Cap Index Fund – This fund seeks investment results that replicate the aggregate performance of the Mid-Cap index.

SEI Daily Income Prime Obligation – This fund seeks to preserve capital and earn current income while tracking interest rates over the intermediate term.

In conjunction with the initial public offering of Waypoint Financial Corporation common stock during 2000, participants of the Plan were given a one-time opportunity to liquidate their Plan assets and purchase Waypoint Financial Corp. common stock.

(f) Employee Loans

Under the terms of the Plan, participants can request loans equal to the lesser of 50 percent of their vested account balance or $50,000. Such advances must be repaid, through payroll deductions, within 15 years or by the participant's normal retirement date. Loans bear interest at the current prime rate plus 1.0 percent. The balance of participant loans was $135,358 and $121,913 at December 31, 2001 and 2000, respectively.

(g) Payment of Benefits

Participants may elect to receive distributions in the form of a single-sum, installment payments or a life annuity. The single-sum distribution is automatically used when the vested balance is less than $5,000.

(h) *Administrative Expenses*

Under the terms of the plan document, all expenses are paid by the Plan.

(2) Summary of Significant Accounting Policies

(a) *Basis of Accounting*

The accompanying financial statements have been prepared using the accrual basis of accounting.

(b) *Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for plan benefits during the reporting period. The actual results could differ from those estimates.

(c) *Related-Party Transactions*

The Plan invests in the common stock of Waypoint Financial Corp., the parent company of the plan sponsor, which qualifies as a party-in-interest transaction.

The Fidelity Puritan Fund, Fidelity Mid-Cap Stock Fund, Fidelity Daily U. S. Treasury Money Market Fund, Spartan U. S. Equity Index Fund, and Fidelity Daily Income Trust Fund are funds managed by Fidelity Investments. Fidelity Investments was a custodian of the Plan during a portion of 2001. As such, these transactions qualify as party-in-interest.

In addition, the Plan invests in the Commercial Union Stable Value Fund which is managed by Commercial Union Life Insurance Company. Commercial Union Life Insurance Company is also a custodian of the Plan. As such, these transactions qualify as party-in-interest.

In addition, the Plan invests in the SEI Stable Value Fund and the SEI Daily Income Prime Obligation Fund, which are sponsored by SEI. SEI provides record keeping services to the Plan indirectly through Waypoint Bank. As such, these transactions qualify as party-in-interest.

(d) *Prohibited Transactions*

During 2001, the Plan's assets were used to pay custodial fees and conversion fees in the amount of $5,063 and $5,805, respectively, to Waypoint Bank's trust department, the Plan trustee. In accordance with ERISA guidance, these are considered to be prohibited transactions. The fees are shown as a receivable on the Plan's statement of net assets available for benefits and were refunded to the Plan in August 2002 and October 2002, respectively.

During 2002, the Plan's assets were used to pay custodial fees in the amount of $7,000. As noted above, these fees are considered to be prohibited transactions. These fees were refunded to the Plan in August 2002.

(Continued)

(3) Investments

As of December 31, 2001 and 2000, investments that represent 5 percent or more of the Plan's net assets are as follows:

		2001	2000
Fidelity Puritan Fund	$	1,150,108	998,060
Fidelity Daily U. S. Treasury Money Market Fund		—	401,729
Franklin Small Cap Growth A Fund		638,821	683,360
Loomis Sayles Bond Fund		412,634	388,508
Putnam Vista A Fund		933,499	1,171,994
Commercial Union Stable Value Fund		697,613	790,074
Spartan U. S. Equity Index Fund		—	1,596,675
Waypoint Financial Corporation Common Stock		662,426	517,616
Putnam International Growth Class A Fund		459,340	449,003
Vanguard Index Trust 500 Fund		1,593,633	—
SEI Stable Value Fund		556,064	—

During 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $735,514, as follows:

Mutual funds	$	(914,738)
Common stock		179,224
	$	(735,514)

The Plan holds a Group Annuity Contract with Commercial Union Life Insurance. Under the terms of this contract, interest is variable and declared on a quarterly basis. This contract is fully benefit responsive and is included in the financial statements at contract value, in accordance with SOP 94-4. Contract value represents contributions made under the contract, plus interest at the contract rate, less withdrawals and administrative expenses. The effective yield, which equals the crediting interest rate ranged from 5.15% to 5.25% in 2001. The contract value of this contract was $697,613 on December 31, 2001.

(Continued)

(4) Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at anytime and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

(5) Tax Status

The Plan has received a favorable determination letter dated May 20, 2002, from the Internal Revenue Service indicating that the Plan is designed in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the plan administrator believes the Plan was qualified and was tax-exempt as of the financial statement date.

WAYPOINT
RETIREMENT SAVINGS INCENTIVE PLAN

Schedule H, Line 4 i - Schedule of Assets (Held at End of Year)

December 31, 2001

Description of Investment	Face value or number of units		Fair Value
Brown Capital Management Small Company Fund	1,544	$	54,297
California Investment S&P Mid-Cap Index Fund	3,493		57,976
Commercial Union Stable Value Fund*	—		697,613
Excelsor Value & Restructuring Fund	2,473		79,275
Fidelity Mid-Cap Stock Fund*	1,848		41,702
Fidelity Puritan Fund*	65,088		1,150,108
Franklin Small Cap Growth A Fund	20,495		638,821
Heartland Value Plus Fund	10,488		169,072
Janus Growth & Income Fund	2,579		77,296
Janus Worldwide Fund	368		16,124
Loomis Sayles Bond Fund	39,524		412,634
Putnam International Growth Class A Fund	23,176		459,340
Putnam Vista A Fund	108,044		933,499
Royce Low-Priced Stock Fund	4,277		49,911
Tweedy Browne Global Value Fund	2,096		38,834
Vanguard Index Trust 500 Fund	15,050		1,593,633
Vanguard Intermediate-Term Bond Index Fund	3,492		35,899
SEI Daily Income Prime Obligation*	4,260		4,260
SEI Stable Value Fund*	556,064		556,064
Waypoint Financial Corp Common Stock*	43,927		662,426
Participant Loans (interest rates ranging from 6% to 10%)	—		135,358
Total assets held for investment purposes		$	7,864,142

*Indicates a party-in-interest

See accompanying independent auditors' report.

Schedule 2

WAYPOINT

RETIREMENT SAVINGS INCENTIVE PLAN

Schedule G, Part III - Schedule of Nonexempt Transactions

For the Year Ended December 31, 2001

Identity of Party Involved	Description of Transaction	Amount of Fees Paid
Waypoint Bank	Custodial fees and conversion paid by Plan to Waypoint Bank. This was reimbursed to the Plan in August 2002 ($5,063) and October 2002 ($5,805).	$ 10,868

See accompanying independent auditors' report.